Türkiye Garanti Bankası Anonim Şirketi

Interim Financial Statements
30 June 2002

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Convenience Translation of the Auditor's Review Report
Originally Prepared and Issued in Turkish

To the Board of Directors of Türkiye Garanti Bankası A.Ş:

We have reviewed the balance sheet of Türkiye Garanti Bankası Anonim Şirketi as of 30 June 2002 and the related statement of income for the six month period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility, as independent auditors is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the regulations related with the "Accounting and Recording Rules" and "Independent Auditing Standards" of (Turkish) Banking Law No. 4389. These regulations require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the personnel of the Bank and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements of Türkiye Garanti Bankası Anonim Şirketi do not give a true and fair view in accordance with regulations described in Article 13 "Accounting and Recording Rules" of (Turkish) Banking Law.

İstanbul
19 August 2002

Cevdet Suner Denetim ve
Yeminli Mali Müşavirlik A.Ş.

Ö. Cevdet Suner
Partner
Certified Public Accountant

Note: The accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Turkey.

TÜRKİYE GARANTİ BANKASI A.Ş.

BALANCE SHEET-ASSETS (in billions TL)

(As adjusted for the effects of inflation in TL units at 30 June 2002)

	30.06.2002
Liquid assets	**102,402**
Cash, local currency	20,008
Cash, foreign currency	62,353
Others	20,041
Due from banks	**1,630,235**
Central Bank of Turkey	238,909
Other banks	1,391,326
-Domestic banks	253,856
-Foreign banks	1,137,470
Other financial institutions	-
Interbank funds sold	**407,600**
Interbank funds sold	407,600
Receivables under resell agreements	-
Securities (Net)	**1,384,802**
Government bonds and treasury bills	364,534
Other bonds	-
Equity shares	7,484
Other securities	1,012,784
Loans	**4,672,724**
Short-term	2,280,004
Medium and long-term	2,392,720
Receivables under follow-up (Net)	**227,915**
Limited collectibility (net)	-
- Gross receivables	-
- Provision (-)	-
Uncertain collectibility (net)	112,273
- Gross receivables	224,612
- Provision (-)	(112,339)
Uncollectible (net)	115,642
- Gross receivables	261,149
- Provision (-)	(145,507)
Accrued interest and income	**718,469**
Loans	268,942
Securities	406,898
Others	42,629
Receivables from financial leasing activities (Net)	-
Minimum lease receivables	-
Unearned income (-)	-
Reserve deposits	**859,828**
Miscellaneous receivables	**354,994**
Investments (Net)	**103,081**
Financial companies	8,071
Non-financial companies	95,010
Affiliated companies (Net)	**843,451**
Financial companies	374,186
Non-financial companies	469,265
Other long-term investments (Net)	**4,896,250**
Equity shares	10,760
Other securities	4,885,490
Bank premises and equipment (Net)	**837,239**
Carrying value	1,413,864
Accumulated depreciation (-)	(576,625)
Other assets	**506,946**
TOTAL ASSETS	**17,545,936**

TÜRKİYE GARANTİ BANKASI A.Ş.

BALANCE SHEET-LIABILITIES AND SHAREHOLDERS' EQUITY (in billions TL)

(As adjusted for the effects of inflation in TL units at 30 June 2002)

	30.06.2002
Deposits	**11,609,456**
Saving deposits	1,805,633
Deposits of official authorities and organisations	7,789
Commercial deposits	1,731,166
Deposits of other organisations	69,205
Bank deposits	581,181
Foreign currency deposits	7,374,077
Gold deposits	40,405
Interbank funds borrowed	**793,396**
Interbank funds borrowed	189,840
Obligations under repurchase agreements	603,556
Funds borrowed	**2,505,953**
Central Bank of Turkey	-
Others	2,505,953
-Domestic banks and organisations	77,582
-Foreign banks and organisations	2,428,371
-Subordinated debts	-
Funds	-
Securities issued (Net)	-
Accrued interest and expense	**186,691**
Deposits	136,217
Funds borrowed	36,428
Others	14,046
Payables from financial leasing activities (Net)	-
Taxes, stamps, premiums and other duties	**28,284**
Import transfer orders	**527,849**
Miscellaneous payables	**31,615**
Reserves	**390,145**
Reserve for retirement pay	10,070
General provision for loan losses	36,362
Reserve for taxes on income	-
Other provisions	343,713
Other liabilities	**63,564**
Shareholders' equity	**1,367,957**
Share capital	750,000
-Nominal capital	750,000
-Unpaid capital (-)	-
Legal reserves	252,752
-Legal reserves I&II	216,211
-Share premium	-
-Other legal reserves	36,541
Extraordinary reserves	3
Foreign exchange loss on foreign currency denominated capital	(3,919)
Capital reserves from inflation adjustments to share capital	1,422,472
Valuation increments	3,929
Loss	(1,057,280)
-Loss for the period	-
-Prior years' losses	(1,057,280)
Income	**41,026**
-Net income for the period	41,026
-Prior years' income	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**17,545,936**
COMMITMENTS AND CONTINGENCIES	
Guarantees and endorsements	4,396,904
Commitments	1,873,814
Derivative transactions	1,687,528
TOTAL	**7,958,246**

TÜRKİYE GARANTİ BANKASI A.Ş.

STATEMENT OF INCOME (in billions TL)

(As adjusted for the effects of inflation in TL units at 30 June 2002)

		30.06.2002
I.	**INTEREST INCOME**	**1,511,857**
	Interest on loans	**410,204**
	TL loans	264,106
	-Short-term loans	229,231
	-Medium and long-term loans	34,875
	Foreign currency loans	145,048
	-Short-term loans	59,994
	-Medium and long-term loans	85,054
	Interest on loans under follow-up	1,050
	Interest on reserve deposits	**22,466**
	Interest from banks	**75,555**
	Central Bank of Turkey	3,286
	Domestic banks	8,713
	Foreign banks	63,556
	Interest on interbank funds sold	**67,067**
	Interest on securities	**902,132**
	Government bonds and treasury bills	864,769
	Other securities	37,363
	Other interest income	**34,433**
II.	**INTEREST EXPENSE**	**1,030,845**
	Interest expense on deposits	**869,048**
	Saving deposits	462,228
	Deposits of official authorities and organisations	1,003
	Commercial deposits	126,014
	Deposits of other organisations	9,620
	Bank deposits	179,705
	Foreign currency deposits	90,431
	Gold deposits	47
	Interest on interbank funds borrowed	**52,028**
	Interest on funds borrowed	**108,945**
	Central Bank of Turkey	-
	Domestic banks	18,417
	Foreign banks	58,720
	Other organisations	31,808
	Interest on securities issued	**-**
	Other interest expense	**824**
III.	**NET INTEREST MARGIN (I-II)**	**481,012**
IV.	**OTHER INCOME**	**3,298,864**
	Commissions and fees received	**195,126**
	Loans	25,912
	Documentary credits and letters of guarantee	24,319
	Others	144,895
	Trading account income	**106,482**
	Foreign exchange gain	**2,932,347**
	Dividends received	**47,348**
	Others	**17,561**
V.	**OPERATING EXPENSES**	**3,734,166**
	Commissions and fees paid	**89,367**
	Funds borrowed	7,402
	Documentary credits	112
	Others	81,853
	Trading account loss	**20,987**
	Foreign exchange loss	**3,184,053**
	Personnel expenses	**81,381**
	Provision for retirement pay	**512**
	Rent expenses	**15,742**
	Depreciation and amortisation expenses	**45,139**
	Taxes, stamps and other duties	**11,966**
	Provision for loan losses	**24,163**
	Other provisions	**123,561**
	Others	**137,295**
VI.	**NET OTHER EXPENSES (IV-V)**	**(435,302)**
VII.	**INCOME BEFORE TAXES (III+VI)**	**45,710**
VIII.	**PROVISION FOR TAXES ON INCOME**	**(11,488)**
IX.	**GAIN ON NET MONETARY POSITION**	**6,804**
X.	**NET INCOME FOR THE PERIOD**	**41,026**

(Currency – Billions of Turkish Lira)

I- GENERAL NOTES ON THE BANK'S FINANCIAL POSITION

A. Disclosures on Current Period Operations

(1) **The financial statements were approved on** 19 August 2002 .

(2) **a) Accounting policies:-**

Accounting policies of the Bank are set in accordance with accounting and valuation standards as described in Article 13 "Accounting and Recording Rules" of Turkish Banking Law no.4389 and Provisional Article 4 "Independent Auditing Standards" of Turkish Banking Law no.4389, and for the matters not covered by those, in accordance with the Uniform Chart of Accounts and the International Accounting Standards.

The differences between accounting principles as described in the preceeding paragraph and the accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Accounting Standards ("IAS") have significant influence on the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with the accounting principles generally accepted in such countries and IAS.

Significant accounting policies applied by the Bank are summarised below:-

Income and expense recognition:
Accrual basis of accounting is followed for the recognition of income and expense items, except for interest income on overdue loans and certain commissions, such as those deriving from letters of guarantee, are recognised as income only when received.

Securities, investments, affiliated companies and other long-term investments:
Valuation principles applied for securities, investments, affiliated companies and other long-term investments are explained below in note 5.

Securities under repurchase transactions:
Securities sold under repurchase agreements are valued using discounting method with internal rate of return. These types of transactions of the Bank are short-term and entirely involve government securities.

Provision for loan losses:
The Bank provides allowances for specific loan losses and general provisions for inherent credit risks on its assets in accordance with the degree no.99/13761 on identification of and provision against non-performing loans and other receivables as published in Official Gazette no.23913 dated 21 December 1999, the related article no.1 as published in Official Gazette no.24006 dated 31 March 2000, the regulation as published in Official Gazette no.24448 dated 30 June 2001 and the amendment to this regulation as published in Official Gazette no. 24657 dated 31 Ocak 2002.

Depreciation:
Bank premises and equipment is depreciated in accordance with the Turkish Tax Laws at rates approximating their estimated useful lives on a straight-line basis. These rates are as follows:

Buildings	2%
Motor vehicles	15-20%
Other fixed assets	5-20%

(Currency – Billions of Turkish Lira)

Note I – A – (Continued)

Foreign currency transactions:
Gains and losses arising from foreign currency transactions are reflected in the statement of income as realised during the course of the period. Foreign currency assets and liabilities have been translated into Turkish Lira at foreign exchange rates prevailing at the period-end, the effects of which are also reflected in the statement of income as foreign exchange gain or loss.

Accounting in hyperinflationary economies
Financial statements of the Turkish entities were restated for the changes in the general purchasing power of the Turkish Lira based on IAS 29 "Financial Reporting in Hyperinflationary Economies". IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date, and that corresponding figures for previous periods be restated in the same terms. One characteristic that necessitates the application of IAS 29 is a cumulative three-year inflation rate approaching or exceeding 100%.

Three years inflation rate in Turkey has been 272% as at 30 June 2002, based on the Turkish nation-wide wholesale price indices announced by the Turkish State Institute of Statistics (SIS). Consequently, the financial statements of the Bank are restated for the changes in the general purchasing power of the Turkish Lira as at 30 June 2002 based on IAS 29.

The restatement was calculated by means of conversion factors derived from the Turkish countrywide wholesale price index published by the State Institute of Statistics. Such indices and conversion factors used to restate the accompanying financial statements at 30 June 2002 and 31 December 2001, are given below:

Date	Index	Conversion factor
30 June 2002	5,572.0	1.000
31 December 2001	4,951.7	1.125

The main guidelines for the above mentioned restatement are as follows:

- Financial statements prepared in the currency of a hyperinflationary economy are stated in terms of the measuring unit current at the balance sheet date, and corresponding figures for previous periods are restated in the same terms.
- Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date.
- Non-monetary assets and liabilities, which are not carried at amounts current at the balance sheet date, and components of shareholders' equity, are restated by applying the relevant conversion factors. Additions to tangible assets are restated by applying the conversion factors of the purchase date.
- All items in the statement of income are restated by applying the monthly conversion factors except for those deriving from non-monetary items, which are calculated based on the restated values of the related items.
- The effect of inflation on the net monetary position of the Bank, is included in the statement of income as "gain on net monetary position".

Note I – A – (Continued)

Deferred tax assets and liabilities:
Deferred tax assets and liabilities are recognized, using the liability method, on all taxable temporary differences arising between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, except for differences not deductible for tax purposes and initial recognition of assets and liabilities which affect neither accounting nor taxable profit.

The Bank did not calculate any deferred tax assets/liabilities on income or losses incurred as a result of applying inflationary accounting.

Items held in trust:
Assets, other than cash deposits, held by the Bank in fiduciary or agency capacities for its customers and government entities are not included in the accompanying balance sheets, since such items are not under the ownership of the Bank.

b) Changes in the accounting policies and effects of such changes on the financial statements:-

There were no changes in the accounting policies.

(3) Application of the basic accounting principles; going-concern, accrual basis accounting and consistency concepts:-

The financial statements are prepared on the basis of going-concern, accrual basis accounting and consistency principles.

(4) Changes to the valuation policies, if any, and effects of such changes on the financial statements:-

In accordance with the Regulation announced by BRSA on the "Interim Reportings of Commercial Banks", the valuation principles of foreign currency indexed securities with maturity of 3 and 5 years, issued by the Turkish Treasury in the 2001 debt-swap, have been changed. Accordingly, such securities which were held to maturity and valued according to the prices of similar Eurobonds issued in foreign markets by the Turkish Treasury as at 31 December 2001, have been valued using discounting method with internal rate of return since the date of the written decision of the Bank's management to classify them as "investment securities."

(5) Valuation methods of securities (including investments, affiliated companies and other long-term investments):-

A. Securities :

Securities in Turkish Lira:-

1- Equity shares

Equity shares comprised of securities quoted in the Istanbul Stock Exchange. Such shares are valued according to the weighted average prices at the Istanbul Stock Exchange for the last 30 working days. The positive valuation increments are booked under the "valuation increments" heading as a component of shareholders' equity.

Note I – A – (Continued)

2- Other securities

Fixed-income securities : Such securities are marked to market.

Securities in foreign currencies:-

Securities in foreign currencies are valued using discounting method with internal rate of return as such securities are either not traded in the market or their fair values are not estimated accurately .

B. Investments :

Securities in Turkish Lira:-

Investments quoted in the Istanbul Stock Exchange are valued according to the weighted average prices at the Istanbul Stock Exchange for the last 30 working days. The positive valuation increments are booked under the "valuation increments" heading as a component of shareholders' equity, whereas the impairments are booked under the "other provisions" heading in the statement of income.

Unquoted investments are restated by applying the relevant conversion factors to their carrying values from the date of their acquisition after deducting the following components;

- Any bonus shares received due to revaluation surpluses added to capital,
- Financial expenses capitalised, including foreign exchange differences.

For unquoted investments with insufficient financial performance, provisions for impairment in their values are calculated based on their inflation adjusted net asset values in financial statements. Such provisions are accounted under "other provisions" in the statement of income.

The payment dates of the capital increases are taken into account as basis for the application of inflationary accounting.

Securities in foreign currencies:-

Investments in foreign currencies are recorded at purchase costs, and converted into Turkish Lira at the prevailing exchange rates at balance sheet date.

C. Investments in affiliated companies :

Valuation principles for investments in affiliated companies are the same with the principles applied for investments as explained above in paragraph B.

D. Other long-term investments :

Securities in Turkish Lira:-

1- Equity shares

Valuation principles for equity shares classified under other long-term investments are the same with the principles applied for investments as explained above in paragraph B.

(Currency – Billions of Turkish Lira)

Note I – A – (Continued)

2- Other securities

a) Long-term investments

Treasury bills and government bonds classified under "investment portfolio" are valued using discounting method with internal rate of return.

b) Pledged securities

Securities in Turkish Lira given as collateral against legal obligations are booked at purchase costs and valued on a "simple interest rate basis". Interest earned upto the balance sheet date is accounted under "accrued interest and income on securities".

Foreign currency indexed securities with maturity of 3 and 5 years, issued by the Turkish Treasury in the 2001 debt-swap, given as collateral against legal obligations, are valued with internal rate of return method according to the Letter issued by BRSA, BDDK.DZM. 2/25-8510. Interest earned upto the balance sheet date is accounted under "accrued interest and income on securities"

Securities in foreign currencies:-

1- Other securities

a) Long-term investments

Securities in foreign currencies classified under "investment portfolio" are valued using discounting method with internal rate of return.

b) Pledged securities

Securities given as collateral against legal obligations are booked at purchase costs and valued on a "simple interest rate basis". Interest earned upto the balance sheet date is accounted under "accrued interest and income on securities".

(6) Method of depreciation applied, any changes in methodology and effects of such changes:-

Bank premises and equipment are depreciated on a "straight-line basis". There have not been any changes made in depreciation method during the current period.

(7) US dollar effective exchange rate used in translation of foreign currency items in the financial statements, into the Turkish lira (TL) at the date of balance sheet, and US dollar effective exchange rates for TL announced by the Bank applicable to its transactions for the last five working days of the period are as follows:-

	30 June 2002
A. US dollar effective purchase rate at the date of balance sheet	1,544,000
B. US dollar effective purchase rates for the days before balance sheet date	
Day 1	1,544,000
Day 2	1,544,000
Day 3	1,575,000
Day 4	1,635,000
Day 5	1,570,000

Note I – A – (Continued)

(8) **US dollar equivalents of assets and liabilities denominated in foreign currencies and foreign currency open positions at the date of balance sheets were as follows:-**

	30 June 2002	
	Turkish Lira	US dollar equivalents in $ million
I – FOREIGN CURRENCY ASSETS		
1) Liquid Assets (cash on hand, cash in transit, purchased cheques)	82,356	53
2) Central Bank of Turkey	238,757	155
3) Domestic banks (excluding interbank deposits)	23,166	15
4) Foreign banks	1,137,470	737
5) Securities (Net)	1,006,659	652
6) Loans	3,500,533	2,267
7) Reserve deposits	698,100	452
8) Foreign currency-indexed assets (a+b)	3,254,099	2,108
a) Loans	195,463	127
b) Others	3,058,636	1,981
9) Accrued interest and income	570,228	369
10) Other assets	1,190,744	771
COMMITMENTS AND CONTINGENCIES	**811,996**	**526**
11) Repurchase contracts	-	-
12) Forward currency purchases	811,996	526
TOTAL FOREIGN CURRENCY ASSETS	**12,514,108**	**8,105**
II – FOREIGN CURRENCY LIABILITIES		
1) Foreign currency deposits	7,374,077	4,776
2) Gold deposits	40,405	26
3) Bank deposits	370,379	240
4) Funds borrowed from Central Bank of Turkey	-	-
5) Funds borrowed from domestic banks (excluding interbank takings)	35,385	23
6) Funds borrowed from other domestic organisations	-	-
7) Foreign borrowings	2,858,877	1,852
8) Securities issued (Net)	-	-
9) Foreign currency-indexed liabilities (a+b)	51	-
a) Funds borrowed	-	-
b) Others	51	-
10) Accrued interest and expense	63,947	41
11) Other liabilities	1,000,381	648
COMMITMENTS AND CONTINGENCIES	**762,022**	**494**
12) Resale contracts	-	-
13) Forward currency sales	762,022	494
TOTAL FOREIGN CURRENCY LIABILITIES	**12,505,524**	**8,100**
FOREIGN CURRENCY NET POSITION (I – II)	**8,584**	**5**

The foreign currency balance sheet is managed in accordance with the Bank's liquidity and provisioning policies and in compliance with the legal legislation.

(Currency – Billions of Turkish Lira)

Note I – A – (Continued)

Foreign currency assets and liabilities of the Bank per major currencies, were as follows as at 30 June 2002:-

	US Dollars	Euro	Others** in US dollar equivalents
I- Foreign Currency Assets			
Liquid assets	30,305	18,083	5,180
Due from banks	285,344	617,439	11,340
Securities (net)	592,629	60,110	-
Loans	1,746,451	443,398	82,922
Other long-term investments (net)	480,123	43,861	-
Other foreign currency assets*	3,091,931	554,938	62,837
Total Foreign Currency Assets	**6,226,783**	**1,737,829**	**162,279**
II- Foreign Currency Liabilities			
Deposits	3,689,206	1,250,174	118,381
Funds borrowed	1,600,236	379,108	9,956
Securities issued (net)	-	-	-
Other foreign currency liabilities*	938,901	103,125	32,175
Total Foreign Currency Liabilities	**6,228,343**	**1,732,407**	**160,512**
Difference (I - II)	**(1,560)**	**5,422**	**1,767**

* All other foreign currency assets and liabilities including off balance sheet items

** US dollar equivalent of all other currencies having less than 10% share in foreign currency assets and liabilities

(9) Bank premises and equipment, and insurance coverages:-

	30 June 2002		
	Book Values in Gross*	Accumulated Depreciation	Insurance Coverage
Movables	**558,863**	**403,466**	**110,730**
Immovables	**489,268**	**93,978**	**199,758**
1-Assets under use for banking activities	489,268	93,978	199,758
2-Others	-	-	-
Special costs	**122,398**	**79,181**	-
Assets held for resale	**243,335**	-	-
1-Stocks	1,935	-	-
2-Immovables	241,400	-	-
Assets held under financial leases**	**67,554**	**39,956**	-

* Gross amount before accumulated depreciation

**Financial leasing transactions are accounted for in accordance with Turkish legislation, not IAS17. Accordingly, fixed assets acquired through financial leases are not reflected in the accompanying financial statements as further discussed in Section II.note 18.

(10) Significant commitments and contingencies from which probable gains/losses may occur, although amounts can not be reasonably estimated:-

There were no such cases.

(Currency – Billions of Turkish Lira)

Note I – A – (Continued)

(11) Other matters which had significant effects on the financial statements and therefore should be disclosed for the purpose of presentation of fair and sufficient information on the financial statements:-

The reserve for retirement pay for the current period, amounted to TL10,070 of which TL512 was provided in the current period. The provision made in the current period against non-performing loans, amounted to TL24,163 and accordingly total provision for non-performing loans reached to TL257,846 as at 30 June 2002 considering the effects of loans written-off or collected during the period; for non-cash loans not liquidated yet but considered uncertain a further provision of TL724 was made, and furthermore the general provision made for credit risks amounted to TL2,101 and accordingly such provisions amounted to TL36,362 in total. Moreover, the general provision of TL122,500 allocated for possible losses in the future as at 31 March 2002, was reevaluated and revised as TL57,000 as at 30 June 2002.

(12) Name of the independent audit firm

The external audit firm is Cevdet Suner Denetim ve Yeminli Mali Müşavirlik Anonim Şirketi (a member firm of KPMG).

B. Other Disclosures

(13) Significant events and matters arising subsequent to the date of balance sheet:-

According to the decision of the Board of Directors no 2019 dated 23 July 2002, the Bank's nominal capital has increased from TL750,000 to TL791,748 through appropriation of real-estate sale income amounting to TL41,610 and investment sale income amounting to TL138.

(14) Foreign branches:-

	30 June 2002	
Location	Total Assets(TL)	Legal Capital
1- Luxembourg	1,508,348 TL	USD 89,500,000
2- Malta	3,297,766 TL	-
3- Bahrein	93,885 TL	-

II- NOTES TO BALANCE SHEET AND OFF-BALANCE SHEET ACCOUNTS

(1) TL.....-...... of cash at the Central Bank was deposited under blocked accounts.

(2) a- Due from foreign banks:-

	30 June 2002	
	Turkish Lira	US dollar Equivalents in Millions
Unrestricted balance	1,101,661	714
Restricted balance	35,809	23
Total	1,137,470	737

b- Breakdown of due from foreign banks according to their origins:-

30 June 2002

OECD Countries Country		Balance (TL)	Other Countries Country		Balance (TL)
1.	Germany	271,029	1.	Cyprus	100,877
2.	Austria	183,023	2.	Russia	24,511
3.	United Kingdom	157,350	3	S. Arabia	872
4.	Belgium	143,266	4.	Malta	398
5.	Greece	99,167	5.	Kuwait	42
6.	USA	71,280	6.	Iraq	12
7.	The Netherlands	24,477	7.	Bahrein	7
8.	Luxembourg	21,807			
9.	Ireland	16,182			
10.	Switzerland	9,303			
11.	Japan	5,430			
12.	France	4,054			
13.	Sweden	1,419			
14.	Italy	1,368			
15.	Spain	438			
16.	Canada	375			
17.	Denmark	333			
18.	Australia	272			
19.	Norway	152			
20.	Finland	26			
		1,010,751			126,719

(3) a- TL2,292 of "securities" balance represents the "valuation increment" on securities.

b- Total carrying value of equity shares of which market values exceeded their costs and which were stated at cost in the balance sheet amounted to TL....-.... total costs of securities recorded at their market values amounted to TL7,318 .

c- TL1,748,282 of securities and long-term investments comprised of securities held in compliance with legal requirements.

(Currency – Billions of Turkish Lira)

Note II – (Continued)

d- Breakdown of securities for the current period:-

	30 June 2002			
	Purchase Costs	Market Value (***)	Value per Central Bank of Turkey (*)	Provision for Diminishing in Value
Government bonds and treasury bills				
1. Fixed-income securities (**)	273,057	274,605	277,331	139
2. Securities indexed to inflation	-	-	-	-
3. Securities indexed to foreign currency	91,616	103,530	102,175	-
4. Securities in foreign currency	1,005,120	1,021,841	-	-
Investment funds	1,539	-	-	-
Other notes				
1. Fixed-income securities	-	-	-	-
2. Securities indexed to inflation				
3. Securities indexed to foreign currency	-	-	-	-
4. Securities in foreign currency	-	-	-	-
Gold	6,125	-	-	-
Equity shares				
1. Quoted	9,610	7,484	-	2,126
2. Unquoted	-	-	-	-
Others	-	-	-	-

As explained above in Section I.A.note 5, trading portfolio is generally marked to market. Interest accruals calculated per market prices are classified under "Accrued Interest and Income on Securities", whereas purchase costs of such securities are classified under "Securities", in account no. 030 and 031. The only exception is the equity shares which are classified in "Securities" at their market prices. Accordingly, market values of such equity shares in the amount of TL9,610 as mentioned above were included in "Securities", in account no. 030 as at 30 June 2002.

(*) values calculated based on daily prices announced by the Central Bank of Turkey in the Official Gazette

(**) securities in the amount of TL....-..., purchased under resale agreements are booked at purchase costs. Such securities are presented again at their purchase costs in "Market Value" and "Value per Central Bank of Turkey" columns.

(**) Securities in foreign currencies are valued using discounting method with internal rate of return as such securities are either not traded in the market or their fair values are not estimated accurately. Foreign currency indexed securities given as collateral against legal obligations, are booked at purchase costs and valued on a "simple interest rate basis".

(4) a- Advances, cash and non-cash loans granted to shareholders and personnel:-

	30 June 2002	
	Cash	Non-cash
1. Lendings to shareholders		
Lending to corporations	9,914	141,538
Other lendings	-	-
Lendings to shareholders	160,436	44,309
2. Lendings to personnel	9,334	18

Cash and non-cash loans extended to shareholders are treated as ordinary commercial lendings to other customers in the existing market conditions.

(Currency – Billions of Turkish Lira)

Note II – (Continued)

b- Credit policies and practices applied for related parties (as defined by International Accounting Standards), and analysis of related party transactions during the period:-

Transactions with related parties are held under arm's-length conditions; terms are set according to the existing market conditions and in full compliance with the Banking Law. The Bank's policy is to keep the balances with related parties at reasonable levels.

Balances with related parties and share of such balances in financial statements were as follows at 30 June 2002:-

	Related Party Risks	Balance Sheet Total	Share (%) of Related Party Risks in Total
Due from banks	381,440	1,630,235	23.40
Cash loans	598,910	4,672,724	12.82
Interest income accruals on loans	28,370	268,942	10.55
Other income accruals	950	42,629	2.23
Miscellanous receivables	266,150	354,994	74.97
Deposits	302,630	11,609,456	2.61
Interest expense accruals on deposits	2,552	136,217	1.87
Non-cash loans	236,463	4,396,904	5.38
Interest income	88,202	1,511,857	5.57
Interest expenses	32,288	1,030,845	3.13
Fees and commissions income	1,493	195,126	0.77
Derivative transactions	25,879	1,687,528	1.53

a- Receivables from and payables to affiliated companies and other investees, were as follows:-

	30 June 2002	
	Financial investees and affiliated companies	Other investees and affiliated companies
RECEIVABLES		
- Due from banks and other financial institutions	381,440	-
- Loans (including overdue loans)	90,400	35,931
- Accrued interest and income	3,651	1,306
PAYABLES		
- Deposits	135,368	48,662
- Accrued interest and expenses	1,293	681
DOCUMENTARY CREDITS AND OTHER NON-CASH LOANS		
- Letters of guarantee	22,736	3,509
- Acceptance credits	1,919	-
- Letters of credit	1,782	385
- Other non-cash loans	1,722	-

Balances with affiliated companies and other investees, resulted from arm's-length banking activities under the terms set in accordance with the existing market conditions.

(Currency – Billions of Turkish Lira)

Note II – (Continued)

b- **Loans and other receivables renewed, refunded or restructured, and classified under groups I&II:-**

	30 June 2002			
	Group I – Standard performing loans and other receivables (TL)		Group II – Loans and other receivables under special follow-up (TL)	
	(1)	(2)	(1)	(2)
	Renewed, refunded or restructured loans and other receivables	Other loans and receivables	Renewed, refunded or restructured loans and other receivables	Other loans and receivables
Cash loans				
I- Loans (excluding loans for specialization)	-	**4,484,889**	-	**187,835**
Export loans	-	4,484,889	-	187,835
Import loans	-	1,081,992	-	-
Investment loans	-	32,443	-	-
Loans to domestic banks	-	5,391	-	-
Loans to foreign banks	-	82,077	-	-
Gold credits	-	87,746	-	-
Other loans	-	3,195,240	-	187,835
1-Consumer loans	-	206,153	-	-
2-Credit cards	-	576,178	-	-
3-Other foreign lending	-	2,136,203	-	-
4-Others	-	276,706	-	187,835
II- Specialization loans	-	-	-	-
III- Liquidated non-cash loans	-	-	-	-
Receivables classified under other assets but legally considered as loans	-	**2,192,710**	-	-
Other receivables	-	**403,105**	-	**4,509**
Non-cash loans	-	4,387,913	-	8,991

(5) a- **Loans and other receivables renewed, refunded or restructured, and classified under follow-up accounts:-**

There were no such cases.

b- **Collateral distribution of loans and other receivables under follow-up:-**

	30 June 2002		
	Group III	Group IV	Group V
Collateral groups	Loans and receivables limited collectibility	Loans and receivables collectibility uncertain	Loans and receivables uncollectible
Unsecured	-	-	86,940
Group I	-	9,985	-
Group II	-	48,130	150,680
Group III	-	166,497	23,527
Group IV	-	-	2

(Currency – Billions of Turkish Lira)

Note II – (Continued)

c- Movements in provision for loans and receivables under follow-up:-

	30 June 2002		
	Group III	Group IV	Group V
	Loans and receivables limited collectibility	Loans and receivables collectibility uncertain	Loans and receivables uncollectible
Balance, beginning of period	**123,748**	**283,506**	**190,211**
- Increases during the period	-	36,817	1,821
- Transfer from other follow-up accounts	-	92,806	113,410
- Transfer to other follow-up accounts	(92,806)	(113,410)	-
- Collections during the period	-	(35,084)	(8,313)
- Write-offs	(2,445)	(1)	(10,301)
- Restatement effects due to inflationary accounting	(28,497)	(40,022)	(25,679)
Balance, end of period	**-**	**224,612**	**261,149**
- Specific provisions	(-)	(112,339)	(145,507)
Net balance at period end	**-**	**112,273**	**115,642**

d- Foreign currency receivables under follow-up accounts :-

	30 June 2002		
	Group III	Group IV	Group V
	Loans and receivables limited collectibility	Loans and receivables collectibility uncertain	Loans and receivables uncollectible
Balance, beginning of period	-	-	-
- Specific provisions	-	-	-
Net balance at period end	-	-	-

(6) Receivables on forwards sales of assets:-

	30 June 2002			
	Gross receivable			
		Foreign currency		
Receivables on forwards sales of assets	Turkish Lira	Foreign currency	Turkish Lira equivalent	Total receivable amount, Net
1.Sale of investments, affiliates and other long-term investments	158,070	70$	108,080	266,150
2. Other	1,423	-	-	1,423

Explanation on receivables on forwards sales of assets:-

In December 2001, just before the merger with Osmanlı Bankası A.Ş., the Bank sold the investment in Compagnie Ottomane D'Investment B.V. to Doğuş Holding AŞ at its book value of US$310 millions. As a result of this term sale, there is a receivable of TL266,150 billion at 30 June 2001 in the accompanying balance sheet.

(7) a- TL112,292 **of investments and affiliated companies represented the impairment in value of such assets arising from the market value adjustments for such investments traded on the Istanbul Stock Exchange, and** TL274,049 **represented the impairment in value of such assets arising from equity accounting application.**

(Currency – Billions of Turkish Lira)

Note II – (Continued)

b- **Economic sectors of investments and affiliated companies were as follows:-**

	30 June 2002			
	Purchase Costs	Bonus Shares	Revaluation Surplus	Impairment in Value
Domestic investments and affiliated companies				
Insurance	26,670	-	-	-
Manufacturing	33,208	-	-	(2,985)
Tourism	224,871	37,998	-	41,948
Other financial sectors	149,206	2,388	-	31,247
Other commercial sectors	591,131	14,192	-	298,162
Foreign investments and affiliated companies				
Banking	232,773	-	-	4,633
Other financial sectors	20,424	-	-	13,324
Other commercial sectors	-	-	-	-

c- **Investments and affiliated companies quoted at the domestic and foreign stock exchange markets amounted to** TL79,490 **and** TL...-.... , **respectively.**

d- **Bonus shares received on investments and affiliated companies amounted to** TL54,578.

(Currency – Billions of Turkish Lira)

Note II – (Continued)

e- At 30 June 2002, investments and affiliated companies included the followings:-

Investments and Affiliated Companies	% of ownership	Total capital	Net income for the period		Market value	
INDUSTRIAL COMPANIES						
LASAŞ LASTİK SAN.VE TİC. A.Ş.	99.99	35,958	(4,765)		-	
COMMERCIAL COMPANIES						
GARANTİ BİLİŞİM TEKN. TİC. A.Ş.	100.00	68,051	8,163		-	
BANKALARARASI KART MERK.A.Ş. (**)	10.15	4,000	823		-	
GARANTİ FİNANSAL KİRALAMA A.Ş.	100.00	47,587	20,098		-	
GARANTİ FİNANS FACTORING HİZ.A.Ş.	55.40	54,177	2,244		10,638	(*)
GARANTİ YATIRIM MENKUL KIYM. A.Ş.	100.00	23,620	(1,438)		-	
GARANTİ PORTFÖY YÖNETİMİ A.Ş.	100.00	4,255	(1,096)		-	
PETROTRANS NAKLİYAT TİC. A.Ş. (**)	99.60	5	(3)		-	
ANAKONUT DANIŞMANLIK A.Ş.	100.00	228,651	(18,593)		-	
DOĞUŞ HAVA TAŞIMACILIĞI A.Ş.	96.49	90,511	814		-	
TANSAŞ PERAKENDE MAĞAZACILIK A.Ş.	25.92	259,399	(28,368)		61,539	(*)
GARANTİ ÖDEME SİSTEMLERİ A.Ş. (**)	99.92	5	175		-	
İKSİR ULUS. ELEKT. TİC. BİL. VE HAB. HİZ. A.Ş.	31.36	113,461	(35,037)	(***)	-	
GARANTİ SİGORTA A.Ş.	100.00	33,064	669		-	
GARANTİ HAYAT SİGORTA A.Ş.	99.36	14,650	10		-	
VOLKSWAGEN DOĞUŞ TÜKETİCİ FİNANSMANI A.Ş.	37.00	19,703	2,279			
DOĞUŞ İNSANGÜCÜ A.Ş. (**)	64.10	600	63	(***)	-	
DOĞUŞ HİZMET YÖNETİMİ ORG. VE DAN. A.Ş. (**)	89.00	30	833	(****)	-	
GARANTİ GAYRİMENKUL YATIRIM ORTAKLIĞI A.Ş.	50.98	49,503	872		7,313	(*)
GALATA ARAŞTIRMA YAYINCILIK TAN. VE BİL A.Ş.	100.00	219	40		-	
TOURISM COMPANIES						
DOĞUŞ TURİZM SAĞLIK YAT. VE İŞLT. A.Ş.	100.00	125,099	16,282		-	
GARANTİ TURİZM YAT.VE İŞL. A.Ş.	43.33	81,725	(20,617)	(***)	-	
ŞAHİNTUR ŞAHİNLER O. TURZ. YAT. İŞL. A.Ş.	100.00	6,182	49		-	
KONAKLI TURİZM TEM. TAŞ. ORG. A.Ş.	99.97	11,909	(213)		-	
SİTİTUR TURİZM TAŞ. ORG. A.Ş.	99.82	96,154	4,378		-	
INVESTMENTS IN FOREIGN CURRENCY						
GARANTI BANK INT. N.V.	100.00	EUR 121.8mio	7,638,236 EUR		-	
DOC FINANCE S.A.	90.00	CHF 12 mio	(6,675,602) CHF	(***)	-	
BOSPHORUS FINANCIAL SER. LTD.	99.99	USD 100,000	(7,325) USD		-	
GARANTI BANK MOSCOW	78.34	USD 32.5 mio	2,665,288 USD		-	
INSTRUMENTS FINANCE COMPANY	100.00	USD 25,000	9,629 USD		-	
GARANTI FINANCIAL SERVICES PLC	100.00	USD 2.6 mio	2,113,683 USD		-	
GARANTI FUND MANAGEMENT CO. LTD.	99.00	USD 100,000	(45,220) USD		-	
OTTOMAN INVESTMENT COMPANY	100.00	USD 10,000	(16,779) USD		-	
OTTOMAN REAL ESTATE COMPANY S.A.	99.00	USD 150,000	14,774 EUR		-	
IOB BANK OFFSHORE LTD.	100.00	USD 2,000,000	(7,264,577) USD		-	
KÖRFEZ FINANCIAL SERVICES PLC.	100.00	USD 626,000	11,869 USD		-	
UNITED TURKISH GULF BANK INT. LTD.	100.00	USD 1,000,000	(11,854,069) USD		-	

(*) Quoted shares are valued at the weighted average market rates for the last 30 working days between 24.05.2002-28.06.2002.

(**) There are no inflation adjusted financial statements.

(***) Operating results for the year 2001.

(****) Operating results for the nine-month period ended 30.09.2001

f- Sale of investments and affiliated companies during the current period:-

There were no such cases.

(Currency – Billions of Turkish Lira)

Note II - (Continued)

(8) **Other long-term investments:-**

	30 June 2002			
	Government Securities		Other Securities	
	Purchase Costs	Revalued Costs	Purchase Costs	Revalued Costs
Securities in Turkish lira	**4,077,312**	**4,438,073**	**16,186**	**10,760**
1-Equity shares	-	-	16,186	10,760
a) Long-term investments	-	-	16,186	10,760
b) Pledged securities	-	-	-	-
c) Restricted securities	-	-	-	-
2- Other securities	4,077,312	4,438,073	-	-
a) Long-term investments	2,400,218	2,608,691	-	-
b) Pledged securities	1,323,346	1,441,086	-	-
c) Restricted securities	353,748	388,296		
Securities in foreign currencies	**808,178**	**823,991**	-	-
1-Equity shares	-	-	-	-
a) Long-term investments	-	-	-	-
b) Pledged securities	-	-	-	-
c) Restricted securities	-	-	-	-
2- Other securities	808,178	823,991	-	-
a) Long-term investments	808,178	823,991	-	-
b) Pledged securities	-	-	-	-
c) Restricted securities	-	-	-	-

(9) **Movables and immovables held for resale in accordance with the Banking Law, amounted to** TL1,935 **and** TL241,400, **respectively.**

(10) **Items comprising 20%, at minimum, of other assets and other liabilities representing 10%, at minimum, of the balance sheet total (excluding commitments and contingencies):-**

There were no such items.

(11) **a- Maturity structure of deposits:-**

	30 June 2002	
	Demand Deposits	Time Deposits
Saving deposits	169,063	1,636,570
Deposits of official authorities and organisations	7,175	614
Commercial deposits	367,835	1,363,331
Deposits of other organisations	15,108	54,097
Bank deposits	14,909	566,272
1-Central Bank of Turkey	-	-
2-Domestic banks	1,179	179,755
3-Foreign banks	13,730	386,517
4-Others	-	-
Foreign currency deposits	1,670,313	5,703,764
1-Resident customers	1,472,439	5,099,028
2-Non-resident customers	197,874	604,736
Gold deposits	3,092	37,313
Total deposits	2,247,495	9,361,961

(Currency – Billions of Turkish Lira)

Note II – (Continued)

b- Deposits insured or guaranteed under "Saving Deposit Insurance Fund":-

	30 June 2002 Insurance Coverage
1- Saving deposits	1,795,807
2- Foreign currency saving deposits	5,441,182
3- Other saving-type deposits	38,742
4- Deposits at foreign branches under foreign insurance coverages	-

(12) a- **Discounted portion of securities issued:** None.

b- **Bonds convertible into equity shares:** None.

c- **Securities other than shares issued during the current period:** None.

(13) **Cash collaterals received amounted to** TL645 .

Cash collaterals represent the customers' valuables held under blocked accounts as security for non-cash loans granted.

(14) a- **A portion of the "valuation increment" on securities (including equity shares classified in securities, investments, affiliated companies and other long-term investments) amounting to** TL....-...., **was related to securities denominated in foreign currencies.** TL....-.... **of this portion represented the foreign exchange gain accrual on such equity shares classified in investments, affiliated companies and other long-term investments.**

b- **Presentation of accrued foreign exchange gains on equity shares classified as investments, affiliated companies and other long-term investments in financial statements:-**

Foreign exchange gains on equity shares included in investments, affiliated companies and other long-term investments denominated in foreign currencies, are classified under "foreign exchange gain" in the statement of income for the period.

(15) **Maturity profile of Assets, Liabilities and Certain Commitments according to remaining maturities:-**

Maturities profiles were presented for the current and prior periods in Section IV. Supplementary Financial Statements.

(Currency – Billions of Turkish Lira)

Note II – (Continued)

(16) a- Components of shareholders' equity as defined by the Turkish Banking Law and further broadened in accounting application:-

	30 June 2002
Shareholders' Equity per Banking Law (1-19) :-	
I- CORE CAPITAL	1,405,054
1-Paid capital	750,000
- Nominal capital	750,000
- Unpaid capital	-
2-Legal reserves	252,752
- 1st legal reserve (TCC 466/1)	134,010
- 2nd legal reserve (TCC 466/2)	82,201
- Share premium	-
- Legal reserve per special legislation and articles of association	36,541
3-Extraordinary reserves	(3,916)
- Reserves allocated per Ordinary General Meeting	3
- Exchange rate difference on foreign currency capital	(3,919)
- Retained earnings	-
4-Capital reserves from inflation adjustments to share capital	1,422,472
5-Current period income	41,026
6-Losses (-)	(1,057,280)
- Current period losses	-
- Prior year losses	(1,057,280)
II- SUPPLEMENTARY CAPITAL	97,291
7-Revaluation surplus	1,637
- Movables	-
- Immovables	1,637
- Cost increase fund	-
- Bonus shares from investee companies and income on sale of immovables	-
- Revaluation surplus on leasehold improvements	-
8-Revaluation surplus received through bonus shares from investments and affiliated companies	-
9-Provisions	93,362
- General provision for loan losses	36,362
- General provisions for various risks	57,000
10-Other capital sources	-
11-Valuation increments	2,292
- Securities	2,292
- Investments and affiliated companies	-
- Other long-term investments	
III- DEDUCTIONS FROM CAPITAL	486,248
12-Equity participation in unconsolidated financial institutions	392,816
13-Leasehold improvements	43,217
14-Pre-operating expenses	19,062
15-Prepaid expenses	31,153
16-Decrease in market value of equity participations and fixed assets	-
17-Subordinated debts granted to banks operating in Turkey	-
18-Goodwill	-
19-Capitalised expenses	-
Legal Capital Base (I+II-III)	1,016,097
Accounting Basis - Capital Base (1-11, excl. 5, 9 and 10)	1,367,957

(Currency – Billions of Turkish Lira)

Note II – (Continued)

b- Capital base and it's components in the capital adequacy ratio in accordance with Banking Legislation:

	30 June 2002
I- Core capital	1,405,054
II- Supplementary capital	97,291
1- Other capital sources	-
2- Other	97,291
III-Capital (I+II+Subordinated debt)	1,485,345
Subordinated debt	-
IV-Deductions from capital	(486,248)
V- Capital base (III+IV)	1,016,097

(17) a- **If the Bank applies registered share capital system, ceiling of the registered share capital:-**

The Bank has registered share capital. The ceiling of the registered share capital is TL1,000,000 .

b- **Capital increases during the period:** None.

c- **Transfer from revaluation surplus to contribute the capital increase:** None.

d- **Priority rights assigned to certain capital shares:** None.

e- **Shareholders holding 10% or more interest in the share capital:-**

	30 June 2002			
	Share Capital	Participation	Paid Capital	Unpaid Capital
Doğuş Holding A.Ş.	367,584 TL	49.01%	367,584 TL	-
Doğuş İnşaat ve Tic. A.Ş.	116,779 TL	15.57%	116,779 TL	-

(18) **Basis of presentation of financial leasing activities in financial statements and disclosures on such transactions in accordance with International Accounting Standard 17 (IAS 17):-**

Financial leasing transactions are accounted for in accordance with Turkish legislation, not IAS17. Per Turkish legislation, financial leasing transactions are accounted for as if they were operating leases. Accordingly, fixed assets acquired through financial leases and the related payables are not reflected in the accompanying financial statements; instead the periodic payments of installments, with no distinction between principal and interest portions, were initially recorded as "prepaid expense" to be charged to expense throughout the lease period. During the period ended 30 June 2002, such payments charged to statement of income as expense accumulated to TL3,362 and the remaining balance recorded as "prepaid expense" in the balance sheet, amounted to TL13,899.

Had the Bank applied IAS17, TL3,362 of the prepayments related to leasing activities incurred till 30 June 2002, would not be charged to income, instead retained earnings would be higher by TL5,170, prepaid expenses would be less by TL13,899, and the following items of the financial statements would be higher by the amounts below:-

Bank premises and equipment, net	27,598
Payables from financial leasing activities, net	9,543
Depreciation expenses	5,258
Interest expenses	1,044
Foreign exchange losses	974

(Currency – Billions of Turkish Lira)

Note II – (Continued)

(19) Other significant matters:-

a- Deferred tax liabilities and related provisions:-

	30 June 2002
Deferred tax assets	350,507
Deferred tax liability	-
Provision for deferred tax - (Income)/Expense	-

b- Policy on accounting for currency swaps in accordance with Turkish GAAP and Turkish Uniform Chart of Accounts for Banks:-

For the accounting of currency swaps, the second methodology defined in the Turkish Uniform Chart of Accounts for Banks is applied, i.e. spot legs of the transaction are reflected in the balance sheet and forward legs in the off-balance sheet accounts.

c- Exchange rate gain/loss accruals on forwards and swaps, accounted under other accruals in assets and liabilities:-

	30 June 2002
Income accruals on forwards	1,534
Expense accruals on forwards	828
Income accruals on currency swaps	326
Expense accruals on currency swaps	23
Income accruals on interest rate swaps	988
Expense accruals on interest rate swaps	965
Expense accruals on options	826

d- Details on assets and liabilities indexed to foreign exchange rates, gold prices and other financial indicators were as follows:-

Assets indexed to foreign exchange rates comprise of loans (US$-EUR) and securities (US$) indexed to foreign exchange rates. Accrued interest and foreign exchange gains on such assets are included in the related interest income accounts.

(Currency – Billions of Turkish Lira)

III- NOTES TO STATEMENTS OF INCOME

(1) a- **Interests received from the investee companies amounted to** TL50,872. **Fees and commissions received from such companies aggregated to** TL210 .

b- **Interests paid to the investee companies amounted to** TL15,998. **Fees and commissions paid to such companies aggregated to** TL....-....

(2) **Income on financial leasing transactions amounted to** TL....-....

(3) **Expenses paid on financial leasing transactions amounted to** TL3,362.

(4) a- **General provisions for credit risks amounted to** TL2,101.

b- **Provision for diminishing in value of securities amounted to** TL532.

(5) **Items comprising 20%, at minimum, of the other expenses and income classified in groups I, II, IV and V, and representing 10%, at minimum, of the total of the related group that they are included in:-**

There were no such items.

(6) **Income and expenses on repurchase transactions:-**

Interest income and expenses on securities subject to repurchase deals are accounted for under accrual basis of accounting and prudency.

Repurchase transactions that are previously accounted under off-balance sheet items, are accounted in the balance sheet according to Article 54 of Turkish Banking Law no.3182 that is prepared by the Turkish Banking Association and approved by the Turkish Treasury, and Article 2-a of Turkish Banking Law no.4389.

- Accrued interest expenses on repurchase deals are accounted under "interest expenses on repurchase transactions" .
- Accrued interest income on securities subject to repurchase deals are accounted under "interest income on securities subject to repurchase transactions" .

Income and expense accruals for the securities subject to repurchase transactions in the current period are as follows:

	30 June 2002
Income accruals	16,367
Expense accruals	682

(Currency – Billions of Turkish Lira)

IV. SUPPLEMENTARY FINANCIAL STATEMENTS

A. Commitments and Contingencies

	30 June 2002		
	Turkish Lira	Foreign Currency	Total
I. GUARANTEES AND ENDORSEMENTS	**757,275**	**3,639,629**	**4,396,904**
A. Letters of guarantee (L/G)	**757,275**	**2,480,496**	**3,237,771**
1. L/Gs under Law no.2886	175,211	-	175,211
2. L/Gs issued for foreign trade deals	14	2,477,892	2,477,906
3. Other letters of guarantee	582,050	2,604	584,654
B. Bank acceptances	-	377,976	377,976
1. Import acceptance credits	-	377,929	377,929
2. Other bank acceptances	-	47	47
C. Letters of credit (L/C)	-	736,949	736,949
1. L/Cs against documents	-	736,949	736,949
2. Other letters of credit	-	-	-
D. Confirmed pre-finance credits	-	19,162	19,162
E. Endorsements	-	-	-
1. Endorsements for Central Bank of Turkey	-	-	-
2. Other endorsements	-	-	-
F. Sale contracts on bank assets (risks	-	-	-
Secured by the bank)	-	-	-
G. Underwritting commitments on share issues	-	-	-
H. Other guarantees	-	-	-
I. Others	-	25,046	25,046
II. COMMITMENTS	**1,868,829**	**4,985**	**1,873,814**
A. Irrevocable commitments	**1,868,829**	**4,985**	**1,873,814**
1. Repurchase and resale contracts	-	-	-
a) Repurchase contracts	-	-	-
I. Repurchase contracts with Central Bank of Turkey	-	-	-
II. Repurchase contracts with banks	-	-	-
III. Repurchase contracts with brokerage companies	-	-	-
IV. Repurchase contracts with other customers	-	-	-
b) Resale contracts	-	-	-
I. Resale contracts with Central Bank of Turkey	-	-	-
II. Resale contracts with banks	-	-	-
III. Resale contracts with brokerage companies	-	-	-
IV. Resale contracts with other customers	-	-	-
2. Term purchases of assets	18,080	618	18,698
3. Term purchases/sales of deposits	-	-	-
4. Capital commitments	-	-	-
5. Credit extension commitments	-	-	-
6. Intermediary commitments for share issues	-	-	-
7. Legal reserve commitments	-	-	-
8. Committed credit card limits	1,850,749	-	1,850,749
9. Other irrevocable commitments	-	4,367	4,367
B. Revocable commitments	-	-	-
1. Revocable credit extension commitments	-	-	-
2. Other revocable commitments	-	-	-
III. DERIVATIVE TRANSACTIONS	**113,508**	**1,574,020**	**1,687,528**
A. Forward currency purchases/sales	**103,508**	**1,283,506**	**1,387,014**
1. Forward currency purchases	22,909	675,361	698,270
2. Forward currency sales	80,599	608,145	688,744
B. Currency and interest swaps	**10,000**	**147,317**	**157,317**
1. Currency purchase swaps	10,000	68,762	78,762
2. Currency sale swaps	-	78,510	78,510
3. Interest purchase swaps	-	34	34
4. Interest sale swaps	-	11	11
C. Currency and interest options	-	**7,720**	**7,720**
1. Currency purchase options	-	-	-
2. Currency sale options	-	-	-
3. Interest purchase options	-	7,720	7,720
4. Interest sale options	-	-	-
D. Future currency deals	-	-	-
1. Future currency purchases	-	-	-
2. Future currency sales	-	-	-
E. Future interest deals	-	-	-
1. Future interest purchases	-	-	-
2. Future interest sales	-	-	-
F. Others	-	**135,477**	**135,477**
TOTAL COMMITMENTS AND CONTINGENCIES	**2,739,612**	**5,218,635**	**7,958,247**

(Currency – Billions of Turkish Lira)

Note IV – (Continued)

B. Other Off-Balance Sheet Accounts

	30 June 2002		
	Turkish Lira	Foreign Currency	Total
A. Valuables under Custody	**4,158,609**	**1,002,327**	**5,160,936**
1. Customer funds and portfolios managed by the bank	382	1,242	1,624
2. Securities under custody	3,283,452	438,266	3,721,718
3. Cheques subject to collection	623,895	53,920	677,815
4. Commercial notes subject to collection	71,606	482,824	554,430
5. Other valuables subject to collection	236	1,887	2,123
6. Securities (the bank acted as intermediary for their issuance)	-	-	-
7. Securities under repurchase transaction (held at custody on behalf of customers)	173,754	-	173,754
8. Other valuables under custody	5,284	24,188	29,472
9. Valuables under third-party custodies	-	-	-
B. Valuables under Pledge	**6,365,853**	**12,243,723**	**18,609,576**
1. Securities	36,460	29,801	66,261
2. Promissory notes	859,825	2,844,134	3,703,959
3. Stocks	2,946	-	2,946
4. Warrants	-	-	-
5. Immovables	3,173,759	690,007	3,863,766
6. Other valuables under pledge	1,918,277	8,392,443	10,310,720
7. Valuables under third-party custodies	374,586	287,338	661,924

(Currency – Billions of Turkish Lira)

Note IV – (Continued)

C. Maturity Profile of Assets, Liabilities, and Certain Commitments and Contingencies According to Remaining Maturities

Maturity profile of assets, liabilities, and certain commitments and contingencies according to remaining maturities as at 30 June 2002 is as follows:-

	Demand	Upto 1 Month	1 to 3 months	3 months to 1 year	1 to 5 Years	5 Years and over	Others*	Total
ASSETS:								
Liquid assets	82,361	20,041	-	-	-	-	-	102,402
Due from banks and other financial institutions	108,503	1,262,106	253,277	4,403	1,946	-	-	1,630,235
Interbank funds sold	-	407,600	-	-	-	-	-	407,600
Securities (net)	-	120,122	257,298	326,841	623,489	57,052	-	1,384,802
Loans	-	953,410	387,507	1,306,833	2,024,974	-	-	4,672,724
Non-performing loans (net)	-	-	-	-	-	-	227,915	227,915
Accrued interest and income	-	273,568	85,055	244,678	97,077	18,091	-	718,469
Receivables from financial leasing activities (net)	-	-	-	-	-	-	-	-
Reserve deposits	859,828	-	-	-	-	-	-	859,828
Investments and affiliated companies (net)	-	-	-	-	-	-	946,532	946,532
Equity shares classified under other long-term investments (net)	-	-	-	-	-	-	10,760	10,760
Other long-term investments (net)	-	2,724	6,283	675,364	3,739,798	461,321	-	4,885,490
Other assets	-	-	-	-	-	-	1,699,179	1,699,179
Total Assets	1,050,692	3,039,571	989,420	2,558,119	6,487,284	536,464	2,884,386	17,545,936
LIABILITIES:								
Saving deposits	169,063	1,372,227	210,436	53,907	-	-	-	1,805,633
Foreign currency deposits	1,670,313	4,567,046	867,618	246,305	22,795	-	-	7,374,077
Bank deposits	14,909	499,503	35,351	31,418	-	-	-	581,181
Other deposits	393,210	1,226,309	182,337	46,709	-	-	-	1,848,565
Interbank funds borrowed	-	518,654	274,742	-	-	-	-	793,396
Funds borrowed	-	93,159	577,546	1,401,340	433,908	-	-	2,505,953
Funds	-	-	-	-	-	-	-	-
Securities issued (net)	-	-	-	-	-	-	-	-
Accrued interest and expense	-	139,330	26,861	17,077	3,423	-	-	186,691
Payables from financial leasing activities (net)	-	-	-	-	-	-	-	-
Taxes, stamps, premiums and other duties	-	-	-	-	28,284	-	-	28,284
Other liabilities	-	-	-	-	-	-	1,013,173	1,013,173
Shareholders' equity (including current period income)	-	-	-	-	-	-	1,408,983	1,408,983
Total liabilities	2,247,495	8,416,228	2,174,891	1,796,756	488,410	-	2,422,156	17,545,936
COMMITMENTS AND CONTINGENCIES:								
Repurchase contracts	-	-	-	-	-	-	-	-
Resale contracts	-	-	-	-	-	-	-	-
Forward currency purchases	-	658,987	39,283	-	-	-	-	698,270
Forward currency sales	-	650,376	38,365	-	-	-	-	688,741
Currency purchase swaps	-	58,270	-	10,492	10,000	-	-	78,762
Currency sale swaps	-	60,115	-	8,649	9,746	-	-	78,510
Total	-	1,427,748	77,648	19,141	19,746	-	-	1,544,283

* items with no maturity

....